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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                    Subject Company: Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

On May 2, 2002, HP issued the following press release.


                     [LETTERHEAD OF HEWLETT-PACKARD COMPANY]

                                                                [HP INVENT LOGO]


Editorial Contacts:

Rebeca Robboy, HP
+1 650 857 2064
rebeca_robboy@hp.com

                        HP TO CHANGE NYSE TRADING SYMBOL
                                FROM HWP TO HPQ

PALO ALTO, Calif., May 2, 2002 -- Hewlett-Packard Company (NYSE:HWP) today announced that it will change its NYSE trading symbol from HWP to HPQ effective Monday, May 6, 2002.

"Our new trading symbol is a tribute to the contribution of both companies as we come together to build the new HP," said Carly Fiorina, HP chairman and chief executive officer.

HP expects to close its merger with Compaq Computer Corporation (NYSE:CPQ) on May 3, 2002, and that the trading of Compaq common stock will be suspended before the opening of the market on May 6, 2002.

                                      # # #

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including predictions regarding the timing of the closing of the merger, suspension of Compaq stock trading and new trading symbol.

The risks, uncertainties and assumptions referred to above include the possibility that the merger may not close or that HP, Compaq or other parties to planned acquisitions may not complete pre-closing preparations by the expected time; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-Q, as filed on March 12, 2002, for the fiscal quarter ended January 31, 2002, and subsequently filed reports.

HP assumes no obligation and does not intend to update these forward-looking statements.

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ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's Web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391.

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